ITEM 77C

BSL Meeting of Shareholders - Voting Results

On April 25, 2012, BSL held its Annual Meeting of Shareholders to consider the proposal set forth below. The following votes were recorded:

Proposal 1: The election of one (1) Trustee of BSL, to hold office for the term indicated and until his successor shall have been elected and qualified.

Election of Thomas W. Jasper as Class I Trustee of BSL, term to expire at 2015 Annual Meeting (only preferred shareholders vote)

	Number of Shares	% of Shares Voted
Affirmative	48,000.00	100.00%
Withheld	-	-
TOTAL	48,000.00	100.00%

Other Trustees of BSL as of June 30, 2012, aside from those shown above, include Daniel H. Smith, who is considered an interested Trustee due to his affiliation with GSO/Blackstone Debt Funds Management, LLC, Inc., and Edward H. D’Alelio, Michael F. Holland and Gary S. Schpero, who are considered independent Trustees (as such term is defined by the NYSE Mkt Equities listing standards).